Via Facsimile and U.S. Mail
Mail Stop 6010

October 7, 2008

Mr. Ramón Ruiz-Comas
President and Chief Executive Officer
Triple-S Management Corporation
1441 F.D. Roosevelt Avenue
San Juan, PR 00920

Re: Triple-S Management Corporation
         Form 10-K for the Year Ended December 31, 2007
         Forms 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
         File No. 001-33865

Dear Mr. Ruiz-Comas:

         We have reviewed your August 27, 2008 response to our August 15, 2008 letter
and acknowledge your intent to amend your filings. We have the following comment. In
our comment, we ask you to provide us with information to better understand your
disclosure.

Form 10-K for the Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 86

   1. In your response to prior comment five, management has concluded that
      disclosure controls and procedures were effective as of the end of the fiscal year.
      In our letter dated August 15, 2008 we asked you to consider whether
      management's failure to provide the disclosure required by Item 307 of
      Regulation S-K impacts its conclusion regarding the effectiveness of your
      disclosure controls and procedures as of the end of the fiscal year. Please tell us
      the factors you considered and highlight for us those factors that support your
      conclusion. In particular, please explain how you considered the definition of
      disclosure controls and procedures provided in Rule 13a-15(e), which indicates
      that effective controls and procedures would ensure that information required to
      be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within
      the time periods specified in the Commission's rules and forms. Alternatively,
      please disclose in your amended Form 10-K management's revised conclusion on
      the effectiveness of your disclosure controls and procedures, i.e., that disclosure
      controls and procedures were not effective as of the end of the fiscal year.

*   *   *   *

Mr. Ramón Ruiz-Comas
Triple-S Management Corporation
October 7, 2008
Page 2

   As appropriate, please amend your filings as indicated in your response and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

   Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

          Sincerely,

          Jim B. Rosenberg
          Senior Assistant Chief Accountant